UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

 6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Auna S.A. (“Auna” or the “Company”) held its Annual General Meeting of Shareholders on June 30, 2025. The Company’s shareholders approved and adopted all matters submitted to them, which are described in the convening notice attached as Exhibit 99.1 to the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on June 6, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: July 1, 2025